1306196

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

04040319

PROCESSED
AUG 16 2004
THOMSON
FINANCIAL

March 1, 2004

Mr. Alfred J. Sollami
President
Summer Street Research Partners
80 Summer Street, Suite 200
Boston, MA 02110

| | |
|---|---|
| Act | Securities Exchange Act of 1934 |
| Section | 17(a) |
| Rule | 17a-5 |
| Public Availability | 3/2/2004 |

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Sollami:

We have received your letter dated January 16, 2004, in which you request on behalf of Summer Street Research Partners (the "Firm"), relief from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on December 10, 2003. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. Because the Firm's registration with the Commission became effective on December 10, 2003, you have requested an exemption from filing annual audit reports for the year-ended December 31, 2003.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. However, the annual report for the year ending December 31, 2004, must cover the entire period from December 10, 2003, the effective date of the Firm's registration with the Commission.

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Sheila D. Swartz
Staff Attorney

cc: Susan Demando, NASD Regulation

# Summer Street Research Partners

Member NASD

January 16, 2004

Associate Regional Director
Broker Dealer Inspection Program
The Securities and Exchange Commission
233 Broadway
New York, NY 10279

NASD Regulation, Inc.
260 Franklin Street, 16th Floor
Boston, MA 02110

**Re: Request for waiver of Annual Audit per SEC Rule 17a-5 (d) 1(I)**

Dear Sir/Madame:

We are hereby requesting a waiver of our December 31, 2003 Annual Audit as required by SEC Rule 17a-5. We were approved on December 10, 2003 by the SEC (8-65958) and NASD (127142) to conduct a securities business. We conducted a minimal amount of securities business through December 31, 2003, consisting of 70 trades valued at $157,284.

We understand if this exemption is approved we will include the time period between December 10, 2003-December 31, 2003 in our December 31, 2004 Annual Audit.

Thank you for consideration of this matter.

Sincerely,

Alfred J. Sollami
President

CRD → 12/10/03

File: Audit

80 Summer Street, Suite 200, Boston MA 02110 T 617 338-7500 F 617 338-7502